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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                            THE LIONSHARE GROUP, INC.
                 (Name of Small Business Issuer in its charter)

              Delaware                                      59-2634889
  (State or other jurisdiction of                         (I.R.S. Employer
   incorporation or organization                       Identification Number)

          20 S.E. 14th Street 204
            Boca Raton, Florida                                 33432
 (Address of principal executive offices)                     (Zip Code)


       Registrant's telephone number, including area code: (561) 741-0410

           Securities to be registered under Section 12(b) of the Act:

                                      None

           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $.0001 par value per share
                                (Title or class)



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                                TABLE OF CONTENTS
                                                                           Page
PART I

ITEM 1.       DESCRIPTION OF BUSINESS....................................   1

ITEM 2.       PLAN OF OPERATION..........................................   4

ITEM 3.       DESCRIPTION OF PROPERTY....................................   8

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN
              BENEFICIAL OWNERS AND MANAGEMENT...........................   9

ITEM 5.       MANAGEMENT.................................................   9

ITEM 6.       EXECUTIVE COMPENSATION.....................................  10

ITEM 7.       CERTAIN RELATIONSHIPS AND
              RELATED TRANSACTIONS.......................................  11

ITEM 8.       DESCRIPTION OF SECURITIES..................................  11

PART II

ITEM 1.       MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
              MATTERS....................................................  12

ITEM 2.       LEGAL PROCEEDINGS..........................................  13

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
              ON ACCOUNTING AND FINANCIAL DISCLOSURE.....................  13

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES....................  13

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS..................  13

PART F/S

ITEM 1.       FINANCIAL STATEMENTS AND EXHIBITS.......................... F-1



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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

BUSINESS DEVELOPMENT

The Lionshare Group, Inc., referred to in this registration statement as Lionshare, the company, we or us, organized as a corporation under the laws of the state of Delaware on June 15, 1984 under the name Resnick World Wide, Inc. Lionshare has had no operations since June 1997. On June 16, 1995, Resnick acquired all of issued and outstanding shares of Standard Brands of America, Inc., a privately-held corporation organized under the laws of the state of Florida engaged in the business of distributing home electronics and appliances. On May 19, 1999 the company recorded in Broward County, Florida a filing of an assignment for the benefit of creditors, due to its insolvency. On May 1, 1998, the company changed its name to The Lionshare Group, in anticipation of a merger with the company and a privately-held Florida corporation. This merger was never consummated.

We are authorized to issue 1,000,000,000 shares of common stock, $0.0001 par value, of which 1,327,539 shares were issued and outstanding as of February 28, 2000. Each holder of common stock is entitled to one vote per share of common stock held. We are also authorized to issue 5,000,000 shares of preferred stock, no par value, none of which shares are issued and outstanding. Information in this registration statement gives effect to a one-for-ten reverse split executed in September 1998.

We have been in the developmental stage since June 1997 and have no operations to date. Other than issuing shares to stockholders, we have not commenced any operational activities. As such, we can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. Our directors have elected to commence implementation of our principal business purpose.

We are filing this registration statement on a voluntary basis because the primary attraction of us as a merger partner or acquisition vehicle will be our status as a reporting public company. Any business combination or transaction could result in a significant issuance of shares and substantial dilution to our current stockholders.

The proposed business activities described in this registration statement classify us as a blank check company. Many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies in their respective jurisdictions. We do not intend to undertake any other offering of our securities, either debt or equity, until such time as we have successfully implemented our business plan described later in this registration statement. Our majority stockholders have expressed their intention not to sell their shares of common stock until such time as we have successfully consummated a merger or acquisition and are no longer classified as a blank check company. In addition, our majority stockholders have also expressed their intention not to sell their shares unless the shares are subsequently registered or if an exemption from registration is available.



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RISK FACTORS

No Operating History, Revenue and Assets. We have no operating history or any revenues or earnings from operations. We have little or no tangible assets or financial resources. We will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss which will increase continually until we consummate a business combination with a profitable business opportunity. There is no assurance that we can identify such a business opportunity and consummate such a business combination.

Speculative Nature of Company's Proposed Operations. The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While we intend to seek business combination(s) with entities having established operating histories, there can be no assurance that we will be successful in locating candidates meeting these criteria. In the event that we complete a business combination, our success may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

State Blue Sky Registration; Restricted Resales of the Securities. Transferability of our shares of common stock is limited because a significant number of states have enacted securities or so-called "blue sky" laws and regulations restricting or, in many instances, prohibiting, the initial sale and subsequent resale within that state of securities of "blank check" companies such as us. In addition, many states, while not specifically prohibiting or restricting "blank check" companies, would not register our securities for sale or resale in their states. Because of these regulations, we have no current plan to register any securities with any state. To ensure that any state laws are not violated through the resales of our securities, we will refuse to register the transfer of any securities to residents of any state, which prohibit such resale or if no exemption is available for such resale. It is not anticipated that a secondary trading market for our securities will develop in any state until consummation of a business combination.

Scarcity of and Competition for Business Opportunities and Combinations. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for us. Nearly all of these entities have significantly greater financial resources, technical expertise and managerial capabilities than we, and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. In addition, we will also compete in seeking merger or acquisition candidates with numerous other small public companies.

No Agreement for Business Combination or Other Transaction - No Standards For Business Combination. We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. We have not identified any particular industry or specific business within an industry for evaluation by us. We cannot assure you that we will be able to negotiate a business combination on favorable terms. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which we will require a target business opportunity to have achieved, and without which we would not consider a business combination in any form with such business opportunity. Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

Continued Management Control, Limited Time Availability. While seeking a business combination, William C. Barnett, our Secretary, anticipates devoting up to 50 hours per month to the business of our company. Mr. Barnett will be the only person responsible in conducting the day to day operations of the company






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including searches, evaluations, and negotiations with potential merger or acquisition candidates. We have not entered into any written employment agreement with Mr. Barnett and do not anticipate doing so in the foreseeable future.

Conflicts Of Interest - General. Mr. Barnett may in the future participate in business ventures that could be deemed to compete directly with us. Additional conflicts of interest and non arms-length transactions may also arise in the future in the event that our current and future officers or directors are involved in the management of any firm with which we transact business.

Lack of Market Research or Marketing Organization. We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions contemplated by us. Moreover, we do not have, and do not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by us, there is no assurance that we will be successful in completing any such business combination.

Lack of Diversification. Our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination with a business opportunity. Consequently, our activities may be limited to those engaged in by entities with which we merge or acquire. Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

Regulation. Although we will be subject to regulation under the Securities Exchange Act of 1934, we believe that we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in our holding passive investment interests in a number of entities, we could become subject to regulation under the Investment Company Act of 1940. In this event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have not obtained formal determination from the Securities and Exchange Commission regarding our status under the Investment Company Act of 1940 and, consequently, any violation of this Act could cause material adverse consequences to our business.

Probable Change in Control and Management. A business combination involving the issuance of our common stock will, in all likelihood, result in stockholders of a private company obtaining a controlling interest in us. Any similar business combination may require our management to sell or transfer all or a portion of our common shares held by them, or resign as members of the board of directors of the Company. The resulting change in control could result in the removal of Mr. Barnett and a corresponding reduction in or elimination of his participation in our future affairs.

Potential Reduction of Percentage Share Ownership Following Business Combination. Our primary plan of operation is based upon a business combination with a private concern which, depending on the terms of merger or acquisition, may result in our issuing securities to stockholders of a private company. The issuance of previously authorized and unissued common stock would result in reduction in percentage of shares owned by our present and prospective stockholders and may result in a change in control or change in our management.

Disadvantages of Blank Check Offering. We may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with us. These consequences may include, but are not limited to,

         o        time delays of the registration process;





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         o        significant expenses to be incurred in such an offering;

         o        loss of voting control to public stockholders; and

         o the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination we may undertake. Currently, these transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot assure you that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

Requirement of Audited Financial Statements May Disqualify Business Opportunities. Sections 13 and 15(d) of the Securities Exchange Act of 1934 require companies to provide information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude consummation of an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

ITEM 2. PLAN OF OPERATION.

We intend to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for our securities. We have no particular acquisitions in mind and have not entered into any negotiations regarding such an acquisition. None of our officers, directors, employees or affiliates has engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between us and any other company as of the date of this registration statement.

EMPLOYEES

We have no full time or part time employees. Mr. Barnett has agreed to allocate a portion of his time to our business activities, without compensation. We anticipate that our business plan can be implemented through the efforts of Mr. Barnett's devoting up to 50 hours per month to our business affairs. Consequently, conflicts of interest may arise with respect to the limited time commitment by him.

Mr. Barnett has been and is currently involved with other blank check companies, and may, in the future, become involved with other companies who have a business purpose similar to ours. As a result, additional potential conflicts of interest may arise in the future. If this type of conflict does arise and an officer or director is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to us or to another blank check company he or she is affiliated with, he or she will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merger or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction.





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INDEMNIFICATION

We shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of Wyoming, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer, or served any other enterprise as director, officer or employee at our request. The board of directors, in its discretion, shall have the power on our behalf to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he or she is or was an employee of us.

BUSINESS PLAN

Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to us by persons or firms who or which desire to seek the perceived advantages of an Exchange Act-registered corporation. We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because we have nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to our stockholders because it will not permit us to offset potential losses from one venture against gains from another.

We may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. We may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

We may advertise and promote ourselves in newspaper, magazines and on the Internet. We have not yet prepared any notices or advertisement.

We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly-registered corporation. These perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all stockholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

We have, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, we believe that we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly-registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with their acquisition of a business opportunity, including the costs of preparing reports such as Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. Nevertheless, our officers and directors have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.





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The analysis of new business opportunities will be undertaken by, or under the supervision of, Mr. Barnett, who may not be considered a professional business analyst. Mr. Barnett will be the key person in the search, review and negotiation with potential acquisition or merger candidates. We intend to concentrate on identifying preliminary prospective business opportunities which may be brought to our attention through present associations of our officers and directors, or by our stockholders. In analyzing prospective business opportunities, we will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements:

         o        history of operations, if any;
         o        prospects for the future;
         o        nature of present and expected competition;
         o the quality and experience of management services which may be available and the depth of that management;
         o the potential for further research, development, or exploration;
         o        the potential for growth or expansion;
         o        the potential for profit;
         o the perceived public recognition of acceptance of products, services, or trades; and
         o        name identification.

Our officers and directors do not necessarily expect to meet personally with management and key personnel of the business opportunity as part of their investigation due to lack of capital. To the extent possible, we intend to utilize written reports and other investigations to evaluate the above factors. We will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

Mr. Barnett has limited experience in managing companies similar to us and will rely upon his own efforts and, to a much lesser extent, the efforts of our stockholders, in accomplishing our business purpose. We do not anticipate using any outside consultants or advisors to effectuate our business purpose. However, if we do retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as we have no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

We will not restrict our search for any specific kind of firm, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which we may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which we may offer. However, we do not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as we have successfully consummated such a merger or acquisition.

We anticipate that we will incur nominal expenses in the implementation of our business plan described herein. Because we have no capital with which to pay these anticipated expenses, Mr. Barnett agreed to pay these charges with his personal funds, as interest-free loans. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Repayment of any loans made on our behalf will not impede, or be made conditional in any manner, to consummation of a proposed transaction.





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ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that our present management and stockholders will no longer be in control of us. In addition, our directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of our stockholders or may sell their stock. Any terms of sale of the shares presently held by officers and/or directors will be also afforded to all other stockholders on similar terms and conditions. Any and all such sales will only be made in compliance with federal and applicable state securities laws.

We anticipate that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after we have successfully consummated a merger or acquisition and we are no longer considered a "shell" company. Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future, if such a market develops, of which there is no assurance.

While the actual terms of a transaction to which we may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code. In order to obtain tax-free treatment, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, our stockholders, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such stockholders.

As part of our investigation, our officers and directors may meet with management and key personnel, may visit and inspect material facilities, obtain analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial resources and management expertise. The manner in which we participate in an opportunity will depend on the nature of the opportunity, our respective needs and desires and other parties, our management of the opportunity and relative negotiation strength.

With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of Lionshare which the target company stockholders would acquire in exchange for all of their holdings in the target company. Depending upon, among other things, the target company's assets and liabilities, our stockholders will in all likelihood hold a substantially lesser percentage ownership interest in Lionshare following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event we acquire a target company with substantial assets. Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by Lionshare's stockholders at that time.

Lionshare will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with Lionshare's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.





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As previously stated, we will not acquire or merge with any entity which cannot provide independently audited financial statements within a reasonable period of time after closing of the proposed transaction. We will be subject to all of the reporting requirements included in the 1934 Act. Included in these requirements is the affirmative duty to file independent audited financial statements as part of our Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as our audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance with the requirements of the 1934 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of our present management. If this transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse us for all costs associated with the proposed transaction.

We do not intend to make any loans to any prospective acquisition or merger candidates or to unaffiliated third parties. We may make loans only to prospective acquisition or merger candidates only when such fund is available, we have entered into an acquisition or merger agreement and making a loan to the acquisition or merger candidate is beneficial to us. The considerations to be used in determining whether to make loans includes the availability and the need of cash by the acquisition or merger candidate in order to complete the acquisition or merger. The loan may be either secured or non-secured depending on the result of negotiation and there is no limitations as to the amounts that may be loaned.

We do not intend to provide our stockholders with any complete disclosure documents, including audited financial statements, concerning an acquisition or merger candidate and its business prior to the consummation of any acquisition or merger transaction.

COMPETITION

We will remain an insignificant participant among the marketplace of firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than we. In view of our limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage to our competitors.

YEAR 2000 ISSUE

Year 2000 issues are not material to our business, operations or financial condition, and we do not currently anticipate that it will incur any material expenses to remediate Year 2000 problems we may encounter. However, Year 2000 issues may become material to us following our completion of a business combination transaction. In that event, we will be required to adopt a plan and a budget for addressing these issues.

ITEM 3. DESCRIPTION OF PROPERTY.

We currently maintain our offices at 20 S.E. 14th Street, Suite 204, Boca Raton, Florida 33432, which is the business address of Mr. Barnett, our Secretary. We pay no rent for the use of this office. We do not believe that we will need to maintain an office at any time in the foreseeable future in order to carry out our plan of operations described herein.





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ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information as of March 1, 2000 regarding beneficial ownership of our common stock by (i) each stockholder known us to be the beneficial owner of more than 5% of our common stock, (ii) by each director and executive officer and (iii) by all executive officers and directors as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned. The address of all stockholders in this table is 20 S.E. 14th Street, Suite 204, Boca Raton, Florida 33432.

                                            Number of     Percentage of
Name                                       Shares Owned    Shares Owned
----                                       ------------   -------------

Edward H. McCluskey                           60,000           4.5
William C. Barnett                            69,000           5.2
All officers and directors
    as a group (2 people)                    129,000           9.7

ITEM 5. MANAGEMENT.

OFFICERS AND DIRECTORS

The following table sets forth certain information concerning each of Lionshare's directors and executive officers:

Name                          Age           Position
----                          ---           --------

Edward H. McCluskey           60            Chief Executive Officer

William C. Barnett            60            Secretary

Edward H. McCluskey, Sr. has served as our Chairman and Chief Executive Officer since September 1998. From July 1996 to the present, Mr. McCluskey served as Vice President of Tropical Investments of South Florida, Inc., a real estate developer. From 1976 to June 1998, Mr. McCluskey served as Chairman and Chief Executive Officer of Standard Brands, Inc., a major appliance and electronics retailer, which he co-founded. From 1960 to 1966, Mr. McCluskey served as District Sales Manager of Kelly and Cohen, a major appliance and electronics retailer. From 1967 to 1968, he was general manager for the electronics and appliance division of Twin Fair, Inc., a discount retailer. In 1969 Mr. McCluskey became Chairman and President of World Associates in Fort Lauderdale, Florida, developing the marketing concepts and campaigns and negotiating advertisement and leasing contracts. Mr. McCluskey holds a Bachelor of Science degree in Business Administration from Duquesne University.

William C. Barnett has served as our secretary and director since September 1998. From 1984 to the present, Mr. Barnett served as Chief Executive Officer of Barnett Financial Corp., a financial services consulting firm. From 1977 to 1983, Mr. Barnett served as chief executive officer of Continental Distributors, Inc., a distributor of major appliances and televisions. From 1971 to 1976, Mr. Barnett was employed as executive vice president of World Associates, Inc., a major appliances and televisions retailer. From 1966 to 1970, Mr. Barnett was employed as an Accounting Manager of Deloitte & Touche. Mr. Barnett received his B.A. from the University of Nebraska and a fifth year Accounting Degree from Florida Atlantic University, and is a licensed real estate broker.

CONFLICTS OF INTEREST

Mr. McCluskey is associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in his acting as our officer and director at the same time as his engagement in other ventures. Insofar as the officer and director is engaged in other business activities, Mr. McCluskey anticipates that he will devote only a minor amount of time to our affairs.

INVESTMENT COMPANY ACT OF 1940

Although we will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, we believe that we will not be subject to regulation under the Investment Company Act of 1940 insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In this event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject us to material adverse consequences. We anticipate expect to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.

INVESTMENT ADVISER ACT OF 1940

Lionshare is not an "investment adviser" under the Federal Investment Adviser Act of 1940, which classification would involve a number of negative considerations. Accordingly, Lionshare will not furnish or distribute advice, counsel, publications, writings, analysis or reports to anyone relating to the purchase or sale of any securities within the language, meaning and intent of
Section 2(a)(11) of the Investment Adviser Act of 1940, 15 U.S.C.

ITEM 6. EXECUTIVE COMPENSATION.

None of our executive officers or directors received any form of compensation from Lionshare in the past three fiscal years.

It is possible that, after Lionshare successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of its management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, Lionshare has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in its decision to undertake any proposed transaction. Members of Lionshare's board have agreed to disclose to the entire board of directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with Lionshare.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There have been no related party transactions, or any other transactions or relationships required to be disclosed under Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

Lionshare's articles of incorporation authorizes it to issue 1,000,000,000 shares of common stock at $.0001 par value. Each holder of common stock will be entitled to one vote for each share of common stock held. As of January 31, 2000, there were 1,327,539 shares of common stock outstanding. Upon liquidation of Lionshare, each stockholder is entitled to receive a proportionate share of its assets available for distribution to stockholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of common stock issued and outstanding are fully-paid and nonassessable. Holders of the common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the board of directors out of funds legally available therefor.

PREFERRED STOCK

Lionshare's articles of incorporation permit the issuance of 5,000,000 shares of preferred stock, none of which are issued and outstanding.

                                     PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Lionshare's common stock trades on the over-the-counter Bulletin Board under the symbol "LNSH." Over the past two fiscal years, its common stock has traded at closing sales prices ranging between $0.25 and $2.85.

As of March 1, 2000, there were 384 holders of our common stock.

DIVIDEND POLICY

Lionshare has not paid any cash dividends on its common stock and presently intends to continue a policy of retaining earnings, if any, for reinvestment in its business.

PENNY STOCK

Until Lionshare's shares qualify for inclusion in the Nasdaq system, the trading of its securities will continue to be in the over-the-counter markets, commonly referred to as the pink sheets or on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the securities offered.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a penny stock, for purposes relevant to Lionshare, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement regarding the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The NASD has recently made changes in the criteria for continued Nasdaq eligibility. In order to continue to be included on Nasdaq, a company must maintain $2,000,000 in net tangible assets or $35,000,000 in market capitalization or $500,000 net income in latest fiscal year or two of the last three fiscal years, a $1,000,000 market value of its publicly-traded securities and 500,000 shares in public float. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Lionshare intends to seriously consider undertaking a transaction with any merger or acquisition candidate which will allow Lionshare's securities to be traded without the above limitations. However, Lionshare cannot assure you that, upon a successful merger or acquisition, it will qualify its securities for listing on Nasdaq or some other national exchange, or be able to maintain the maintenance criteria necessary to ensure continued listing. The failure of Lionshare to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of Lionshare's securities on a national exchange. In these events, trading, if any, in Lionshare's securities may then continue in the over-the-counter market. As a result, a stockholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, Lionshare's securities.

ITEM 2. LEGAL PROCEEDINGS.

Lionshare is not a party to any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Lionshare has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

N/A

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Lionshare shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Delaware, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of Lionshare, or served any other enterprise as director, officer or employee at the request of Lionshare. The board of directors, in its discretion, shall have the power on behalf of Lionshare to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of Lionshare. Indemnification of officers or persons controlling Lionshare for liabilities arising under the Securities Act of 1933 has been determined by the Commission to be against public policy and unenforceable.

                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS AND EXHIBITS.

(a) The following financial statements of the Company are filed as part of this Report:

Audited balance sheets as of June 30, 1999 and 1998 and related statements of operations, stockholders' equity and cash flows for the two years then ended.


(2)  Exhibits:

3.1      Articles of Incorporation of The Lionshare Group, Inc.

27.1     Financial Data Schedule

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

The Lionshare Group, Inc.




Date:  March 28, 2000                   By: /s/ William C. Barnett
                                            ------------------------------------
                                            William C. Barnett, Secretary

                           THE LIONSHARE GROUP, INC.
                                 BALANCE SHEET
                            As of December 31, 1999


                                                                        Dec 31, '99
                                                                        -----------
ASSETS
  Current Assets
    Checking/Savings
      CASH IN BANK                                                      $  6,092.00
                                                                        -----------
    Total Checking/Savings                                                 6,092.00
                                                                        -----------
  Total Current Assets                                                     6,092.00
                                                                        -----------

TOTAL ASSETS                                                            $  6,092.00
                                                                        ===========

LIABILITIES & EQUITY
  Liabilities
    Current Liabilities
      Accounts Payable
        ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
          SHAREHOLDER'S                                                 $ 15,500.00
                                                                        -----------
        Total ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                    15,500.00
                                                                        -----------
      Total Accounts Payable                                              15,500.00
                                                                        -----------
    Total Current Liabilities                                             15,500.00
                                                                        -----------
  Total Liabilities                                                       15,500.00

  Equity
    Net Income                                                           (14,408.00)
    STOCKHOLDER'S EQUITY
      ACCUMULATED (DEFICIT)                                                 (513.00)
      COMMON STOCK                                                           133.00
      PAID-IN CAPITAL                                                      5,380.00
                                                                        -----------
    Total STOCKHOLDER'S EQUITY                                             5,000.00
                                                                        -----------
  Total Equity                                                            (9,408.00)
                                                                        -----------
  TOTAL LIABILITIES & EQUITY                                            $  6,092.00
                                                                        ===========


                           THE LIONSHARE GROUP, INC.
                                PROFIT AND LOSS
                         January through December 1999



                                                                              Jan-Dec '99
                                                                              -----------

  Ordinary Income/Expense
     Income
       GROSS INCOME                                                                  0.00
                                                                              -----------
     Total Income                                                                    0.00
                                                                              -----------

    Gross Profit                                                                     0.00

    Expense
      OPERATING EXPENSES
        OFFICE EXPENSE                                                             375.00
        LICENSES AND CORPORATE FEES                                              5,604.00
        PROFESSIONAL FEES ACCOUNTING                                             7,750.00
                                                                              -----------
        Total PROFESSIONAL FEES                                                  7,750.00

        BANK SERVICE CHARGES                                                       165.00
        OPERATING EXPENSES - Other                                                 514.00
                                                                              -----------
      Total OPERATING EXPENSES                                                  14,408.00
                                                                              -----------
    Total Expense                                                               14,408.00
                                                                              -----------
  Net Ordinary Income                                                          (14,408.00)
                                                                              -----------
Net Income                                                                     (14,408.00)
                                                                              ===========


                           THE LIONSHARE GROUP, INC.
                          AUDITED FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998

                           THE LIONSHARE GROUP, INC.

                               TABLE OF CONTENTS

                             JUNE 30, 1998 AND 1999


INDEPENDENT AUDITOR'S REPORT .............................................   Page 1

FINANCIAL STATEMENTS:

     Balance Sheet .......................................................   Page 2

     Statement of Income and Expenses ....................................   Page 3

     Statement of Stockholders' Equity ...................................   Page 4

     Statement of Cash Flows .............................................   Page 5

NOTES TO FINANCIAL STATEMENTS ............................................   Page 6


[LOGO] Sellers & Associates P.C.
       --------------------------------------------------         (801) 621-8128
       3785 Harrison Blvd., Suite 101 - Ogden, Utah 84403     Fax (801) 627-1639


INDEPENDENT AUDITOR'S REPORT

Board of Directors
The Lionshare Group, Inc.

We have audited the accompanying balance sheets of The Lionshare Group, Inc. as of June 30, 1999 and 1998 and the related statements of operations, stockholders' equity, and cash flows for the two years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lionshare Group, Inc. as of June 30, 1999 and 1998 and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been presented assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company disposed of all its assets and has not transacted any business for some time, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Sellers & Associates P.C.

October 15, 1999
Ogden, Utah

                           THE LIONSHARE GROUP, INC.
                                 BALANCE SHEET
                         JUNE 30 1999 AND JUNE 30, 1998



                                                                               1999                1998
                                                                            ----------          ----------

                             ASSETS

CURRENT ASSETS                                                              $       --          $       --

PROPERTY AND EQUIPMENT                                                              --                  --

OTHER ASSETS                                                                        --                  --
                                                                            ----------          ----------

TOTAL ASSETS                                                                $       --          $       --
                                                                            ==========          ==========


          LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                               $    4,500          $       --
                                                                            ----------          ----------

TOTAL CURRENT LIABILITIES                                                        4,500                  --

LONG-TERM LIABILITIES                                                               --                  --
                                                                            ----------          ----------

TOTAL LIABILITIES                                                                4,500                  --
                                                                            ----------          ----------

CONTINGENCIES                                                                       --                  --
                                                                            ----------          ----------

SHAREHOLDERS' EQUITY (DEFICIT)

COMMON STOCK, $.0001 PAR VALUE, 1,000,000,000
  SHARES AUTHORIZED, 1,327,539 AND 1,165,433
  ISSUED AT JUNE 30, 1999 AND JUNE 30, 1998
  RESPECTIVELY                                                                     133                 117
PAID-IN CAPITAL                                                                  5,380                 396
ACCUMULATED (DEFICIT)                                                          (10,013)               (513)
                                                                            ----------          ----------


NET SHAREHOLDERS' EQUITY (DEFICIT)                                              (4,500)                 --
                                                                            ----------          ----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)                        $       --          $       --
                                                                            ==========          ==========



SEE NOTES TO THE FINANCIAL STATEMENTS

                           THE LIONSHARE GROUP, INC.
                        STATEMENT OF INCOME AND EXPENSE
                          FOR THE TWELVE MONTHS ENDING
                        JUNE 30, 1999 AND JUNE 30, 1998




                                                                                1999                     1998
                                                                            ----------               ---------
REVENUES                                                                    $       --               $      --

OPERATING EXPENSES                                                               9,500                     440
                                                                            ----------               ---------

NET INCOME (LOSS) FROM OPERATIONS                                               (9,500)                   (440)

INCOME TAXES                                                                        --                      --
                                                                            ----------               ---------

NET INCOME (LOSS)                                                           $   (9,500)              $    (440)
                                                                            ----------               ---------



NET INCOME (LOSS) PER COMMON SHARE                                          $   (0.008)              $  (0.001)
                                                                            ==========               =========

WEIGHTED AVERAGE SHARES OUTSTANDING                                          1,178,942                 798,406
                                                                            ==========               =========




SEE NOTES TO FINANCIAL STATEMENTS

                           THE LIONSHARE GROUP, INC.
                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)


                                                     COMMON STOCK
                                               -------------------------      PAID-IN    SUBSCRIPTIONS   ACCUMULATED
                                                 SHARES          AMOUNT       CAPITAL      RECEIVABLE     (DEFICIT)         TOTAL
                                               ----------      ---------      --------   -------------   -----------      --------
BALANCE, JUNE 30, 1997                            725,000      $      73      $     --      $     --      $     (73)      $     --

ISSUANCE OF COMMON STOCK
  IN CONNECTION WITH PROPOSED
  BUT FAILED MERGER                               440,433             44           396                                         440

(LOSS) FOR YEAR-ENDED JUNE 30, 1998                    --             --            --            --           (440)          (440)
                                               ----------      ---------      --------      --------      ---------       --------

BALANCE, JUNE 30, 1998                          1,165,433            117           396            --           (513)            --

STOCK SUBSCRIBED UNDER A RULE 504
  REGULATION D OFFERING                         1,000,000            100        99,900      (100,000)            --             --

STOCK SUBSCRIPTIONS RECEIVABLE
  (SEE NOTE 4)                                 (1,000,000)          (100)      (99,900)      100,000             --             --

STOCK FOR SERVICES                                162,106             16         4,984                                       5,000

(LOSS) FOR YEAR-ENDED JUNE 30, 1999                    --             --            --            --         (9,500)        (9,500)
                                               ----------      ---------      --------      --------      ---------       --------
BALANCE, JUNE 30, 1999                          1,327,539      $     133      $  5,380      $     --      $ (10,013)      $ (4,500)
                                               ==========      =========      ========      ========      =========       ========




SEE NOTES TO FINANCIAL STATEMENTS

                           THE LIONSHARE GROUP, INC.
                            STATEMENT OF CASH FLOWS
                          FOR THE TWELVE MONTHS ENDING
                        JUNE 30, 1999 AND JUNE 30, 1998




                                                                                1999                    1998
                                                                           -------------            -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  NET INCOME                                                               $      (9,500)           $      (440)
                                                                           -------------            -----------
  ADJUSTMENTS TO RECONCILE NET INCOME TO
  NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES
    INCREASE IN ACCOUNTS PAYABLE                                                   4,500
    ISSUANCE OF COMMON STOCK FOR SERVICES                                          5,000                    440
                                                                           -------------            -----------
  TOTAL ADJUSTMENTS                                                                9,500                    440
                                                                           -------------            -----------
NET CASH FLOWS FROM OPERATING ACTIVITIES                                              --                     --

CASH FLOWS FROM FINANCING ACTIVITIES
  PROCEEDS FROM STOCK SUBSCRIBED UNDER A RULE 504
    REGULATION D OFFERING                                                        100,000

(INCREASE) IN COMMON STOCK SUBSCRIPTION
  RECEIVABLE FROM A RULE 504 REGULATION D OFFERING                              (100,000)
                                                                           -------------            -----------
NET CASH FLOWS FROM FINANCING ACTIVITIES                                              --                     --

NET INCREASE IN CASH                                                                  --                     --
CASH AT BEGINNING OF YEAR                                                             --                     --
                                                                           -------------            -----------
CASH AT END OF YEAR                                                        $          --            $        --
                                                                           =============            ===========



SEE NOTES TO THE FINANCIAL STATEMENTS

THE LIONSHARE GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 1999 AND 1998

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION:

The Lionshare Group, Inc. (the "Company") is registered on the OTC-BB as "LNSH". The Company was chartered as a corporation by the State of Delaware on June 15, 1984, under the name of Resnick World Wide, Inc.

On June 16, 1995, Resnick World Wide, Inc. acquired 100% of the outstanding shares of Standard Brands of America, Inc., a privately-held Florida corporation. The Company's corporate name was changed to Standard Brands, Inc. by a filing with the Secretary of State of Delaware on June 16, 1995. Standard Brands of America, Inc. was a home electronics and appliance distributor. That business became insolvent and filed an assignment for the benefit of creditors that was finalized by a recording with the Circuit Court of Broward County, Florida on May 19, 1999.

The Company later changed its corporate name to The Lionshare Group, Inc. by a filing with the Secretary of State of Delaware on May 1, 1998. This name change was the result of an anticipated merger between the Company and the private Florida corporation, The Lionshare Group, Inc. ("Lionshare of Florida"), that did not come about.

Lionshare of Florida owned and operated a few restaurant operations in the Southern Florida area. The principal of that operation sought to utilize the Company as a public vehicle through which funds could be raised and the restaurant operations could then be expanded. It was intended that Lionshare of Florida would become a subsidiary of the Company. However, the restaurant operation could not sustain itself, and before the negotiations for this anticipated merger were completed, Lionshare of Florida became insolvent. Lionshare of Florida dissolved its incorporation with a filing with the Florida Secretary of State, which became effective February 22, 1999. Lionshare of Florida maintained its own books and records, accounting and reporting, federal and state tax identity numbers and income tax return filings. (See also "Contingent Liabilities")

BASIS OF PRESENTATION:

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States. All amounts included in these financial statements are expressed in United States Dollars.

The Company prepares its books and records on the accrual basis for financial reporting purposes as well as for income tax purposes. The accompanying financial statements represent the transactions for the fiscal years ended June 30, 1998 and June 30, 1999.

THE LIONSHARE GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 1999 AND 1998


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CAPITAL REORGANIZATION OF EQUITY

In June of 1997, the Company ceased operations. Management has since determined there is no intrinsic value in retaining the assigned carryforward values of the equity accounts. This has resulted in a capital restructuring of the Company as of June 30, 1997. The capital reorganization was done retroactively to June 30, 1997 so that the financial statements for both years ending June 30, 1999 and June 30, 1998 are comparative. To effect the capital reorganization, all of the paid-in-capital balance of $1,035,927 was written off against the accumulated (deficit) balance of ($1,036,000). This resulted in an accumulated deficit balance of ($73) and common stock at par value of $.0001 per share, or $73.

The Company believes that to continue as a going concern, the Company will experience either a significant change in ownership, or a significant change in the emphasis of the business operations, or both. Consequently, the net operating losses for income tax purposes will be lost going forward.

STOCKHOLDERS' EQUITY

On September 8, 1998, the Company's Board of Directors declared, and a majority of the shareholders approved, a ten-for-one reverse split of the Company's single class of common stock. Shareholders' of record as of September 8, 1998 received one share for every ten shares they owned. No shareholder received less than one share in the event that they owned less than ten shares at that time. As a result, no cash or stock dividends were incurred or accrued as a result of the reverse split.

All share and per share data for all periods presented herein have been adjusted to give effect to the stock split, and are presented in the accompanying financial statements as if the ten-for-one reverse stock split had occurred at June 30, 1997.

BUSINESS ACTIVITY:

The Company has no current business activity, and has not had any such activity since the close of operations before June of 1997. See Note 2: Going Concern.

THE LIONSHARE GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 1999 AND 1998


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PRINCIPLES OF CONSOLIDATION:

At the present, the Company has no business operations or subsidiaries, nor is it involved with any affiliates. Therefore, any assets or liabilities reported in these financial statements are owned by the Company.

CASH AND CASH EQUIVALENTS:

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at June 30, 1999 or June 30, 1998.

LOSS PER SHARE:

Under the Rule 504 Regulation D Offering in April of 1999, 1,000,000 shares of free-trading common shares are to be issued. Even though it is anticipated that these shares will be issued in the near future, the Company is not currently in receipt of the associated funds, therefore the 1,000,000 shares is not reflected in the computation for the loss per share calculation.

INCOME TAXES:

The Company has adopted the provisions of Statement of Accounting Standards No. 109, "Accounting for Income Taxes" which incorporates the use of asset and liability approach of accounting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for future consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

The Company changed its tax year end from June 30 to December 31, effective December 31, 1998. The Company has income tax net operating loss carryovers of $1,036,000 as of December 31, 1998. These loss carryforwards begin to expire in 2007. Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation which could reduce, eliminate or defer the utilization of these losses.

Because there is the question as to going concern as discussed in Note 2, and that it is management's current intention to enter into a possible merger, which would likely result in a significant change of ownership, no value of a possible net operating loss is recognized in the accompanying financial statements.




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




THE LIONSHARE GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 1999 AND 1998



NOTE 2: GOING CONCERN STATEMENT

The Company has been inactive and non-operating for years, and currently has no business or operations that will generate any revenues. Consequently, it is questionable as to whether or not it can remain a going concern. The Company has had no income since 1996, and has utilized proceeds of loans from shareholders and the issuance of capital stock for meeting its operating capital requirements. The ability to enter into any new venture is dependent upon the success of the Company to obtain financing through borrowing or capital stock sales. It is management's intention to seek out a profitable venture, but there can be guarantee that management will successful in finding or acquiring such a venture.

The Company raised $100,000 under a Rule 504 Regulation D Offering in April of 1999. These funds were transferred to a prospective acquisition target. This acquisition was not consummated, and the acquisition target returned the funds directly to these investors. These funds are due back to the Company in exchange for 1,000,000 free-trading shares to be issued under the Offering. It is Management's intention to utilize these funds to support general and administrative costs until such time as a new acquisition or venture can be located and acquired. There is no guarantee that such a target will be located or acquired. Furthermore, despite these investors' representations to Management to do so, there is no guarantee that the investors will remit back to the Company these funds. However, in the event any investor does not remit their investment back to the Company, no stock will be issued to that investor. Management believes all investors will remit their investment back to the Company. Therefore, the $100,000 is described as a common stock subscription receivable in the Statement of Shareholders' Equity section of the Financial Statements.

NOTE 3: RELATED PARTY TRANSACTIONS

Three shareholders, including an officer, have each lent the Company $1,500 for a total of $4,500, to pay a prior account payable of the Company. This $4,500 is reflected in the accounts payable section of the balance sheet. It is management's assumption that this payable will be satisfied by a cash restitution to these individuals at such time that a viable acquisition target is obtained.

NOTE 4: STOCKHOLDERS' EQUITY

The Company was organized by the issuance of its common stock. Over the prior years including 1998 and 1999, stock was issued for cash and non-cash consideration. Non-cash consideration includes debt discharge and debt assumption.




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




THE LIONSHARE GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 1999 AND 1998


NOTE 4: STOCKHOLDERS' EQUITY (Continued)

As of June 30, 1999 the Company had 384 shareholders, with a single class of common stock authorized of 100,000,000 shares having a par value of US$0.001. 1,327,539 shares are currently outstanding. Of this, 490,539 shares are restricted and 837,000 are free trading. Under the recent 504 offering, one million free-trading common shares are due to be issued to six investors. As a result, there will be 390 shareholders and 2,327,539 shares outstanding, of which 1,837,000 will be free trading. There have been no options or warrants issued. There was a ten-for-one reverse split on September 8, 1998. This split has been recognized in the financial statements retroactively to June 30, 1997.

In April of 1999, the Company raised $100,000 under a Rule 504 Regulation D Offering. As a result of this registration, 1,000,000 shares of the Company's free-trading common stock are due to be issued to six investors. The funds raised were in connection with an anticipated merger. The funds were transferred to the acquisition target in this anticipated merger. When the merger event did not occur, the acquisition target mistakenly returned these funds raised directly back to the original investors instead of to the Company. However, these investors have indicated to management that they will be remitting these funds back to the Company to satisfy the 504 subscription. The Statement of Shareholders' Equity recognizes the $100,000 still owed by the investors to the Company as "Stock Subscriptions Receivable", and the 1,000,000 shares committed by the Company to these investors after receipt of those funds as "Stock Subscribed under a Rule 504 Regulation D Offering".

NOTE 5: CONTINGENT LIABILITIES

During April of 1998, the Company entered into preliminary negotiations with the Florida Corporation, Lionshare Group, Inc. ("Lionshare of Florida"). Lionshare of Florida was to become a subsidiary of the Company, which was then named Standard Brands of America, Inc. As a result of this anticipated acquisition, the Company then changed its name to "The Lionshare Group, Inc." However, the merger never came about because Lionshare of Florida went out of business, and was legally dissolved, before negotiations were finalized.

Because the relationship between the Company was only anticipated and never consummated, and due to the separate legal identities maintained by the Company and Lionshare of Florida during these negotiations, which includes separate Federal Identification Numbers, the Company assumes no responsibility for the liabilities of Lionshare of Florida. Management believes vendors of Lionshare of Florida would not prevail against the Company for debts of Lionshare of Florida. As a result, no liability has been recognized in these financial statements. The debts of Lionshare of Florida total $48,845, with the largest being $15,143.




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